UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42770

Magnitude International Ltd

(Exact name of registrant as specified in its charter)

27 Woodlands Industrial Park E1

#03-15 (Lobby B) Hiangkie Industrial Building

Singapore 757718

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Temporary Suspension of Trading

On December 4, 2025, the Securities and Exchange Commission announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934, of trading in the securities of Magnitude International Ltd (the “Company”) at 4:00 AM ET on December 5, 2025, and terminating at 11:59 PM ET on December 18, 2025, which order is available at https://www.sec.gov/enforcement-litigation/trading-suspensions. The Company has no knowledge of and is not connected to any alleged price manipulation activity as described in the order. The Company will fully cooperate with both the SEC and Nasdaq to resolve this matter accordingly.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magnitude International Ltd

Date: December 10, 2025	By:	/s/ Lim Say Wei
	Name:	Lim Say Wei
	Title:	Director and Chief Executive Officer